UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                   ----------

                [X] ANNUAL REPORT PURSUANT TO SECTON 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           For the Transition Period From ___________ to ____________

                         Commission File Number 1-04785

                                   ----------

       RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES OF DEL WEBB CORPORATION
                            (Full title of the plan)

                                   ----------

                              DEL WEBB CORPORATION
                 (Exact name of Issuer as specified in charter)

                    6001 North 24th Street, Phoenix, AZ 85016
                                 (602) 808-8000
             (Address, including zip code, and telephone number and
               area code, of Issuer's principal executive offices)


                              Dated: June 27, 2000

REQUIRED INFORMATION

     A.   Financial Statements

          1. Audited statements of net assets available for benefits as of December 31, 1999 and 1998.

          2. Audited statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999.

     B.   Exhibit

          23.  Independent Auditors' Consent.

                          INDEPENDENT AUDITORS' REPORT

Benefits Advisory Committee
Retirement Savings Plan for the Employees of Del Webb Corporation:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for the Employees of Del Webb Corporation as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for the Employees of Del Webb Corporation as of December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 9, 2000

                             RETIREMENT SAVINGS PLAN
                   FOR THE EMPLOYEES OF DEL WEBB CORPORATION

                 Statements of Net Assets Available for Benefits
                           December 31, 1999 and 1998

                                                         1999           1998
                                                      -----------    -----------
Assets:
  Investments, at fair value:
  Mutual funds                                        $67,998,763     53,555,243
  Del Webb Corporate Fund                               2,430,164      2,691,333
  Participant loans                                     1,316,586      1,025,641
                                                      -----------    -----------

           Total investments                           71,745,513     57,272,217
                                                      -----------    -----------

Receivables:
  Participant contributions                                    --        193,221
  Employer contributions                                       --         69,451
                                                      -----------    -----------

           Total receivables                                   --        262,672
                                                      -----------    -----------

           Total assets                                71,745,513     57,534,889
                                                      -----------    -----------

           Net assets available for benefits          $71,745,513     57,534,889
                                                      ===========    ===========

See accompanying notes to financial statements.

                             RETIREMENT SAVINGS PLAN
                   FOR THE EMPLOYEES OF DEL WEBB CORPORATION

           Statements of Changes in Net Assets Available for Benefits
                  Years ended December 31, 1999, 1998 and 1997

                                               1999            1998             1997
                                            -----------     -----------     -----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
      investments (note 4)                  $ 5,888,841       6,916,132       5,312,193
    Interest and dividends                    4,951,765       3,090,161       2,647,079
                                            -----------     -----------     -----------
            Total investment income          10,840,606      10,006,293       7,959,272
                                            -----------     -----------     -----------
  Contributions:
    Participants                              6,374,013       4,937,014       4,270,252
    Employer - matching                       2,343,057       1,840,837       1,648,599
    Rollover                                  1,028,568         236,660         358,434
    Transfers from other plans                  105,580              --              --
                                            -----------     -----------     -----------
            Total contributions               9,851,218       7,014,511       6,277,285
                                            -----------     -----------     -----------
            Total additions                  20,691,824      17,020,804      14,236,557
                                            -----------     -----------     -----------
Deductions from net assets attributed to:
  Benefits paid to participants               6,441,454       4,419,205       3,392,768
  Administrative and other expenses              39,746          33,779          52,673
                                            -----------     -----------     -----------
            Total deductions                  6,481,200       4,452,984       3,445,441
                                            -----------     -----------     -----------
            Net increase                     14,210,624      12,567,820      10,791,116
Net assets available for benefits:
  Beginning of year                          57,534,889      44,967,069      34,175,953
                                           -----------     -----------     -----------
  End of year                               $71,745,513      57,534,889      44,967,069
                                            ===========     ===========     ===========

See accompanying notes to financial statements.

                             RETIREMENT SAVINGS PLAN
                   FOR THE EMPLOYEES OF DEL WEBB CORPORATION

                          Notes to Financial Statements
                        December 31, 1999, 1998 and 1997


(1)  DESCRIPTION OF PLAN

     The following description of the Retirement Savings Plan for the Employees of Del Webb Corporation (Plan) provides only general information.
     Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan is a defined contribution plan and covers all eligible employees of Del Webb Corporation (Company and Sponsor) and participating affiliates who are 21 years of age or older, other than those covered by a collective bargaining agreement negotiated in good faith with the Company. Terms of the agreement provide for covered employees to become participants generally after completion of six months of service.

          Effective January 1, 1999, the name of the Plan changed from the Del Webb Corporation Retirement Savings Plan to the Retirement Savings Plan for the Employees of Del Webb Corporation. Effective July 1, 1999, the Del Webb Corporation Contractors Retirement Plan merged into the Retirement Savings Plan for the Employees of Del Webb Corporation. $105,580 in assets were transferred into the Plan. All participants were immediately vested in the Plan upon the merger.

          The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  CONTRIBUTIONS

          Participants may make pretax contributions of 2% to 6% of their compensation to the Plan ("basic pretax contributions"). If such contributions are made by participants, the Company will provide a matching contribution, which is determined by the Corporation's Board of Directors. For the years ended December 31, 1999, 1998 and 1997, the matching contribution was 50% of the participant's basic pretax contributions.

          Participants may also make unmatched pretax contributions to the Plan ("unmatched pretax contributions"). Effective July 1, 1999, the Plan was amended to allow participants to contribute up to an additional 14% of their compensation, above the basic pretax contributions, to the Plan. Prior to July 1, 1999, participants could contribute up to an additional 9% of their compensation, above the basic pretax contributions, to the Plan. The Company provides no matching contribution for the unmatched pretax contributions.

          The Plan also allows the Company to make a discretionary contribution to the Plan. The allocation of the discretionary contribution may exclude any participant eligible for the Company's Deferred Compensation Plan or any other Company incentive compensation plan. No such discretionary contributions were made in 1999, 1998 or 1997.

          The participant contributions to the Plan are subject to the annual deferral limits set forth by the Internal Revenue Code of $10,000 for 1999 and 1998 and $9,500 for 1997.

                             RETIREMENT SAVINGS PLAN
                   FOR THE EMPLOYEES OF DEL WEBB CORPORATION

                          Notes to Financial Statements
                        December 31, 1999, 1998 and 1997


     (c)  PARTICIPANT ACCOUNTS

          The Plan allows for each participant to control the allocation of their assets between the various investment funds and make changes to this allocation at any time. Each participant's account is credited with the participant's contribution, the Company matching contribution and an allocation of (a) the Company discretionary contribution, if any, (b) plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

     (d)  VESTING

          Participants  become  100%  vested in their  contributions  as well as
          employer   contributions   made  on  their   behalf  on  the  date  of
          contribution.

     (e)  BENEFITS

          Benefits are payable upon termination of employment, retirement, death, disability, election at age 59-1/2 or termination of the Plan. Participants can receive a lump sum distribution or installment payments for up to a ten-year period. On termination of service, distribution of balances in excess of $5,000 may be deferred until normal retirement age. Participants may withdraw from their account as set forth in the provisions of the Plan document.

     (f)  PARTICIPANT LOANS

          Generally, participants may borrow up to 50% of their account balance subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. Minimum monthly repayments of $50 are required. Each loan shall bear an interest rate equal to the average rate on certificates of deposit with maturities equivalent to the length of the loan at the beginning of the month the loan is made. The duration of the loans are subject to a minimum term of twelve months and a maximum term of 54 months.

     (g)  INVESTMENT FUNDS

          The following is a description of each investment fund as of December 31, 1999:

          * Del Webb Stock Fund - 98% invests in common stock of the Company (a party in interest) and 2% cash.

          *    Fidelity  Puritan  Fund  -  Invests  in  a  broadly   diversified
               portfolio of high-yielding securities.

          * Fidelity Magellan Fund - Invests in stocks of companies with above-average growth potential.

          * Fidelity Contra Fund - Invests in stocks of companies with potential for capital growth.

          * Fidelity Growth & Income Fund - Invests in a broadly diversified portfolio of high-yielding securities.

          * Fidelity Intermediate Bond Fund - Invests in various types of bonds that offer a return in excess of money market rates.

                             RETIREMENT SAVINGS PLAN
                   FOR THE EMPLOYEES OF DEL WEBB CORPORATION

                          Notes to Financial Statements
                        December 31, 1999, 1998 and 1997


          *    Fidelity Low Price Stock - Invests in low-priced  common  stocks,
               which  can  lead  to  investments   in  small  and   medium-sized
               companies.

          * Fidelity Stock Selector Fund - Invests in stocks of companies, which are deemed by the Fund manager to be undervalued in relation to other companies in the same industry.

          * Spartan U.S. Equity Index Fund - Invests in stocks of companies that primarily comprise the S&P 500.

          * Fidelity Retirement Money Market Fund - Invests in high-quality short-term money market instruments.

          * Fidelity Diversified International - Invests in foreign securities. Allocates investments across countries and regions considering size of the market in each country and region relative to size of the international market as a whole.

          * Fidelity Freedom Income - Invests in a combination of Fidelity equity, fixed income, and money market funds.

          * FID Freedom 2000 - Invests in a combination of Fidelity equity, fixed-income, and money market funds. Targeted to investors expected to retire around the year 2000.

          * FID Freedom 2010 - Invests in a combination of Fidelity equity, fixed-income, and money market funds. Targeted to investors expected to retire around the year 2010.

          * FID Freedom 2020 - Invests in a combination of Fidelity equity, fixed-income, and money market funds. Targeted to investors expected to retire around the year 2020.

          * FID Freedom 2030 - Invests in a combination of Fidelity equity, fixed-income, and money market funds. Targeted to investors expected to retire around the year 2030.

          * Janus Mercury Fund - Invests in a diversified portfolio of stocks of companies of any size.

          * Janus Worldwide Fund - Invests in common stocks of foreign and domestic issuers.

          * Marshall & Ilsley Money Market Fund - Invests in high quality short-term money market instruments used to accumulate contributions temporarily, which are then transferred to participant specified investments on a monthly basis.

     (h)  PLAN TERMINATION

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will be entitled to 100 percent of their account balances.

                             RETIREMENT SAVINGS PLAN
                   FOR THE EMPLOYEES OF DEL WEBB CORPORATION

                          Notes to Financial Statements
                        December 31, 1999, 1998 and 1997


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

     (b)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  INVESTMENT VALUATION AND INCOME RECOGNITION

          Investments in mutual funds are stated at the Plan's proportionate interest in the net assets of the funds, which are valued at market. Investments in money market funds are stated at the reinvested share values, which represent market. Investments in common stock of the Company are valued at the quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

     (d)  ADMINISTRATIVE AND OTHER EXPENSES

          Other than trustee fees and loan origination fees which are paid by the participants, administrative expenses of the Plan are paid directly by the Company, accordingly, such expenses are not reflected in the accompanying financial statements.

     (e)  PARTY-IN-INTEREST

          Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

          For the years ended December 31, 1999, 1998 and 1997, the Plan purchased 114,023, 60,387 and 58,583 shares of Del Webb Corporation common stock, respectively, at a cost of $1,251,046, $737,073 and $511,833, respectively.

(3)  IMPLEMENTATION OF ACCOUNTING PRINCIPLE

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly,

                             RETIREMENT SAVINGS PLAN
                   FOR THE EMPLOYEES OF DEL WEBB CORPORATION

                          Notes to Financial Statements
                        December 31, 1999, 1998 and 1997


     information previously required to be disclosed about participant-directed fund investments programs are not presented in the Plan's 1999 financial statements. The Plan's 1998 and 1997 financial statements have been reclassified to conform to the current year's presentation.

(4)  INVESTMENTS

     At December 31, 1999, the fair value of investments which exceeded 5% of net assets available for benefits are as follows:

          Fidelity Puritan Fund                           $  5,867,866
          Fidelity Magellan Fund                            15,572,170
          Fidelity Contra Fund                               5,385,502
          Fidelity Growth & Income Fund                     11,129,401
          Fidelity Retirement Money Market Fund              8,908,153
          Spartan U.S. Equity Index Fund                     3,463,062
          Janus Worldwide Fund                               3,276,139
          Janus Mercury Fund                                 8,349,683

     At December 31, 1998, the fair value of investments which exceeded 5% of net assets available for benefits are as follows:

          Del Webb Stock Fund                             $  2,691,333
          Fidelity Puritan Fund                              6,746,489
          Fidelity Magellan Fund                            12,840,070
          Fidelity Contra Fund                               4,360,226
          Fidelity Growth & Income Fund                     11,480,770
          Fidelity Stock Selector Fund                       2,521,841
          Fidelity Retirement Money Market Fund              6,569,156
          Spartan U.S. Equity Index Fund                     3,742,759

     During 1999, 1998 and 1997, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,888,841, $6,916,132 and $5,312,193, respectively, as follows:

     For the year ended December 31, 1999:

                                                 REALIZED           UNREALIZED
                                                GAIN (LOSS)         GAIN (LOSS)
                                                -----------         -----------
          Mutual Funds                          $   819,008           5,339,613
          Del Webb Stock Fund                      (206,818)            (62,962)
                                                -----------         -----------
                                                    612,190           5,276,651
                                                -----------         -----------
          Net appreciation in fair
            value of investments                                    $ 5,888,841
                                                                    ===========

                             RETIREMENT SAVINGS PLAN
                   FOR THE EMPLOYEES OF DEL WEBB CORPORATION

                          Notes to Financial Statements
                        December 31, 1999, 1998 and 1997


     For the year ended December 31, 1998:

                                                 REALIZED           UNREALIZED
                                                   GAIN             GAIN (LOSS)
                                                -----------         -----------
          Mutual Funds                          $ 1,548,726           5,134,674
          Del Webb Stock Fund                       248,163             (15,431)
                                                -----------         -----------
                                                  1,796,889           5,119,243
                                                -----------         -----------
          Net appreciation in fair
            value of investments                                    $ 6,916,132
                                                                    ===========

     For the year ended December 31, 1997:
                                                 REALIZED           UNREALIZED
                                                   GAIN             GAIN (LOSS)
                                                -----------         -----------
          Mutual Funds                          $   841,197           3,535,296
          Del Webb Stock Fund                        54,866             880,834
                                                -----------         -----------
                                                    896,063           4,416,130
                                                -----------         -----------
          Net appreciation in fair
            value of investments                                    $ 5,312,193
                                                                    ===========

(5)  PARTICIPANT DATA

     The number of participants in each investment fund at December 31, 1999 and 1998 was as follows:

                                                              1999         1998
                                                             -----        -----
     Del Webb Stock Fund                                       892          888
     Fidelity Puritan Fund                                   1,143          631
     Fidelity Magellan Fund                                  1,211        1,034
     Fidelity Contra Fund                                      643          560
     Fidelity Growth & Income Fund                           1,082          979
     Fidelity Intermediate Bond Fund                           922          368
     Fidelity Low Price Stock                                   36           --
     Fidelity Stock Selector Fund                              432          419
     Spartan U.S. Equity Index Fund                            561          459
     Fidelity Retirement Money Market Fund                   1,625        1,103
     PBHG Emerging Growth Fund                                  --          133
     Fidelity Global Balanced Fund                              --          123
     Fidelity Diversified International                         27           --
     Fidelity Freedom Income Fund                                4           --
     FID Freedom 2000 Fund                                      10           --
     FID Freedom 2010 Fund                                      16           --
     FID Freedom 2020 Fund                                      21           --
     FID Freedom 2030 Fund                                      28           --
     Janus Mercury Fund                                        550          194
     Janus Worldwide Fund                                      486          326

                             RETIREMENT SAVINGS PLAN
                   FOR THE EMPLOYEES OF DEL WEBB CORPORATION

                          Notes to Financial Statements
                        December 31, 1999, 1998 and 1997


(6)  FEDERAL INCOME TAXES

     The Plan has received a determination letter dated June 5, 1996 from the Internal Revenue Service (IRS), which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter, in the opinion of the Plan administrator, the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code, other than certain operational errors which are being corrected under the IRS Voluntary Compliance Resolution Program, for which the IRS has issued a favorable compliance statement.

(7)  VOLUNTARY COMPLIANCE RESOLUTION PROGRAM

     During 1999, two operational defects of the Plan were identified. The first operational defect occurred during the 1988 through 1999 plan years. Certain investment earnings were not allocated in accordance with the terms of the Plan. The second operational defect concerns certain errors regarding participants' investment directions for the 1995 through 1998 plan years.

     The Company voluntarily applied to the IRS to correct the defects through the Voluntary Compliance Resolution Program. On February 21, 2000, a compliance statement from the IRS was received, whereby the IRS approved the Company's plan for correction. The Company has indicated it will complete the corrective actions approved by the IRS prior to July 20, 2000.

(8)  SUBSEQUENT EVENTS

     Effective January 1, 2000, the Plan was amended to include a Safe Harbor Provision, which allows the Plan to automatically pass the non-discrimination rules of the Internal Revenue Code sections 401(k) and 401(m). The employer's matching contribution increased to 100% of the participants' first 3% contributed and 50% of the participants' contributions that exceed 3% but do not exceed 5%.

     In February 2000, the Benefits Advisory Committee of the Board of Directors of the Company approved a Brokerage link option to the Plan, to be effective July 1, 2000. The Brokerage link option will allow participants to invest in stocks, bonds and mutual funds traded on major exchanges, subject to certain restrictions.

                                                                      SCHEDULE 1

                             RETIREMENT SAVINGS PLAN
                   FOR THE EMPLOYEES OF DEL WEBB CORPORATION

                                 EIN: 86-0077724

                                PLAN NUMBER: 041

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999

 COLUMN A       COLUMN B                       COLUMN C                             COLUMN D    COLUMN E
 --------       --------                       --------                             --------    --------
            IDENTITY OF ISSUER,     DESCRIPTION OF INVESTMENT, INCLUDING
             BORROWER, LESSOR         MATURITY DATE, RATE OF INTEREST,                           CURRENT
             OR SIMILAR PARTY         COLLATERAL, PAR OR MATURITY VALUE               COST        VALUE
             ----------------         ---------------------------------               ----        -----
    *      Del Webb Corporation    Del Webb Stock Fund, 198,251 shares                $ **     2,430,164
    *      Fidelity Investments    Fidelity Puritan Fund, 308,348 units                 **     5,867,866
    *      Fidelity Investments    Fidelity Magellan Fund, 113,973 units                **    15,572,170
    *      Fidelity Investments    Fidelity Contra Fund, 89,728 units                   **     5,385,503
    *      Fidelity Investments    Fidelity Growth & Income Fund, 235,992 units         **    11,129,401
    *      Fidelity Investments    Fidelity Intermediate Bond Fund, 170,065 units       **     1,659,832
    *      Fidelity Investments    Fidelity Low Price Stock,  4,507 units               **       102,045
    *      Fidelity Investments    Fidelity Stock Selector Fund, 87,991 units           **     2,815,698
    *      Fidelity Investments    Spartan U.S. Equity Index Fund, 66,482 units         **     3,463,062
    *      Fidelity Investments    Fidelity Retirement Money Market Fund,
                                     8,908,153 units                                    **     8,908,153
    *      Fidelity Investments    Fidelity Diversified International, 6,214 units      **       159,212
    *      Fidelity Investments    Fidelity Freedom Income, 3,300 units                 **        37,391
    *      Fidelity Investments    FID Freedom 2000, 4,689 units                        **        60,914
    *      Fidelity Investments    FID Freedom 2010, 4,396 units                        **        65,364
    *      Fidelity Investments    FID Freedom 2020, 8,262 units                        **       135,330
    *      Fidelity Investments    FID Freedom 2030, 6,409 units                        **       108,187
           Janus                   Janus Mercury Fund, 190,589 units                    **     8,349,683
           Janus                   Janus Worldwide Fund, 42,865 units                   **     3,276,139
    *      Marshall & Ilsley       Marshall & Ilsley Money Market Fund, 902,813 units   **       902,813
           Participant loans       Interest rates range from 3.59% to 5.68%             **     1,316,586
                                                                                            ------------
                                                                                            $ 71,745,513
                                                                                            ============

----------
*    Party in interest
**   Participant-directed investments, cost information is omitted


                 See accompanying independent auditors' report.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Retirement Savings Plan for the Employees of Del Webb Corporation) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       RETIREMENT SAVINGS PLAN
                                       FOR THE EMPLOYEES OF DEL WEBB CORPORATION


                                       By   /s/ Lynn Schuttenberg
                                          ------------------------------------

                                       Name:  Lynn Schuttenberg

                                       Title:  Chairman of Benefits Advisory
                                               Committee


Dated: June 27, 2000

                                INDEX TO EXHIBITS




                         Exhibit
                         Number         Description
                         ------         -----------

                           23           Independent Auditors' Consent